

May 3, 2012

Via US Mail
Naren Gursahaney
Chief Executive Officer
The ADT Corporation
1501 Yamato Road
Boca Raton, Florida, 33431

> **Re: The ADT Corporation**
> **Form 10-12B**
> **Filed April 10, 2012**
> **File No. 001-35502**

Dear Mr. Gursahaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have yet to file a number of exhibits, including the ADT Separation and Distribution Agreement. Please file these exhibits as soon as possible so that we will have sufficient time to review and, if necessary, comment upon your disclosure regarding them.

2. Please discuss whether any of the disclosed agreements may be amended after distribution of your information statement, and if so, how the parties intend to communicate any material changes to shareholders.

Summary, page 1

3. Please provide support for your statements that "ADT is a leading provider of electronic security, interactive home and business automation and related monitoring services" and "[W]e are a security industry leader, supported by one of the industry's most trusted and

well-known brands." Such support can include market share, total revenues, or some other standard.

Please also disclose the measure that allows you to assert that you have "industry leading solutions and services, including ADT Pulse…"

Summary of the Spin-Off, page 6

4. Please revise your summary disclosure to briefly discuss the costs and risks considered by the board of directors of Tyco in determining whether to effect the spin-off, as discussed on pages 40-41 of the Information Statement.

5. Please also revise your summary disclosure to discuss that you expect to complete certain financing transactions prior to the completion of the spin-off that could result in you incurring new indebtedness under one or more credit agreements or indentures. We note your risk factor disclosure on page 21 and your liquidity disclosure on pages 69-70.

6. Please revise your summary disclosure to include that the ADT distribution and the Tyco Flow Control distribution are not cross-conditioned and either may occur without the other. We note your disclosure on page 31.

Conditions to the spin-off, page 7

7. Please disclose when you expect to receive the tax opinion from McDermott Will & Emery LLP. Please also advise us whether you will file this opinion as an exhibit to the Form 10 or attach it as an annex to the information statement.

Tax Consequences to Tyco shareholders, page 9

8. Please revise your summary disclosure to briefly discuss the Tax Sharing Agreement you intend to enter into with Tyco and Tyco Flow Control that will govern the respective rights and obligations of Tyco, Tyco Flow Control and you after the spin-off with respect to certain tax liabilities and benefits. Please discuss that you, Tyco and Tyco Flow Control will agree to indemnify the other parties to the agreement against any amounts paid by such other parties pursuant to the tax sharing agreement.

Risk Factors, page 11

9. Please revise to include risk factor disclosure that following the spin-off from Tyco, your capital structure and sources of liquidity will change significantly from your historical capital structure and you will no longer be able to rely on Tyco to provide you with funds to finance your working capital and other cash requirements. We note your disclosure on page 69. Please also include disclosure related to the costs and other material challenges you may face as a result of becoming an independent public company.

10. Further, provide risk factor disclosure discussing the risk that the plan of separation might not be completed and the one-time and ongoing costs of the spin-off may be greater than you expected. We note your disclosure on page 41.

We rely on a significant number of customers remaining with us as customers…, page 14

11. Please revise your disclosure in this risk factor to discuss your historical customer attrition rate for your past three fiscal years ended.

Material adverse legal judgments, fines, penalties or settlements…, page 22

12. Please clarify your use of "forseeable future" in this risk factor disclosure. Please provide more specific disclosure related to your funding expectations.

If the Distributions or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable…, page 23

13. To the extent practicable, please provide expanded disclosure about the potential consequences, if any, to your business if the spin-off fails to qualify as a tax-free transaction under Section 355. Indicate that Tyco may waive the condition that it receive an opinion of counsel regarding such qualification.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company…, page 26

14. Please revise to specify how long the short-term transition agreements will govern commercial relationships between you and Tyco. Likewise, please revise to provide an estimated range, if ascertainable, of the costs of performing these functions once the temporary agreements terminate.

Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent of a third party…, page 27

15. Please revise your disclosure to identify the contracts you are referring to in this risk factor that will require third party consent.

The Spin-Off, page 39

16. We note Tyco's board will receive an opinion from Duff & Phelps related to whether you, Tyco and Tyco Flow Control will each be solvent and adequately capitalized immediately after the spin-off. Please supplementally advise whether this opinion will also include a recommendation to the board that Tyco spin-off ADT or Tyco Flow Control as separate, publicly traded companies. If so, please revise your disclosure appropriately to discuss the Duff & Phelps opinion. In addition, please advise whether

you will be filing the opinion as an exhibit to the Form 10 or as an annex to the information statement.

17. Please provide a subsection discussing the interests of ADT's officers and directors in the spin-off.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

18. Refer to our prior comment 10. Please revise the Overview of your MD&A to provide discussion related to the nature and extent of the costs and other material challenges you may face as a result of becoming an independent public company.

Results of Operations, page 63

19. Please revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.
    a. For example, in the revenue section for the quarter ended December 30, 2011, and elsewhere as appropriate, disclose what your net customer additions are after factoring your customer attrition rates. Also, discuss which new service offerings and existing service price increases contributed to the increase in ARPU and by how much.
    b. For example, in the operating income section, present, discuss and quantify the reasons for the changes in your operating expenses from period-to period besides the savings resulting from the Broadview Security integration, unless immaterial.

    This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Non-GAAP Measures, page 66

20. In regards to your FCF explanations, and elsewhere as appropriate, please define what "dealer generated customer accounts and bulk account purchases" represent. Since your calculation of FCF excludes items other than capital expenditures, labeling this non-GAAP measures as "FCF" does not appear to describe its calculation. Please revise or advise.

Commitments and Contractual Obligations, page 70

21. Please tell us why your annual minimum pension contribution is not included in the contractual obligations table. We note that your 2012 minimum pension contribution is $4 million.

Business, page 76

Our Strengths, page 76

22. Provide the foundation for your disclosure that you serve 25% of the approximately $12.5 billion U.S. and Canadian residential and small business monitored security market. Also, please identify your "next biggest competitor." Finally, provide us with marked copies of any materials that support third-party statistics and statements, clearly cross-referencing a statement with the underlying factual support. For example, we note your disclosure on page 76 that based on internal and external market research, you believe that approximately 19% of U.S. households currently have a monitored security system.

Legal Proceedings, page 85

23. Please clarify your disclosure as to whether there are any material pending legal proceedings that should be described pursuant to Item 103 of Regulation S-K. We note specific proceedings discussed in the Notes to the Financial Statements and we also note your disclosure that you have recorded accruals for losses that you believe are probable to occur and are reasonably estimable.

Management, page 86

24. Please revise your disclosure to include the biographical information of your Senior Vice President of Sales, Mr. Stephen Gribbon. We note you included Mr. Gribbon in your directors and executive officers table on page 86. Please refer to Item 401(c) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 123

25. Please advise when you intend to enter into and finalize the agreements summarized in this section.

Financial Statements

Statement of Operations, page F-3

26. We note your revenues include equipment sales and services contracts. Please state separately the revenues from the sale of equipment and services pursuant to Regulation S-X, Rule 5-03. You should also state the costs and expenses applicable to these revenues separately.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Subscriber System Assets and Related Deferred Cost and Deferred Revenue, page F-9

27. We note that you defer certain subscriber acquisition costs, including incremental direct selling costs. Please confirm to us that when a customer terminates its relationship with you, you write-off any remaining subscriber acquisition costs. If not, tell us your basis in the accounting literature.

28. In light of your customer attrition rate of at least 13% a year, please provide us with an explanation, including your historical experience with home monitoring contracts subject to annual renewal in the post-initial contract phase, how you determined that 15 years represents the economic life of these customer relationships. In addition, tell us how you determined that a weighted-average amortization period of 14 years is appropriate for contracts and related customer relationship intangible asset disclosed on page F-22.

Note 5. Goodwill and Intangible Assets, page F-21

29. Please clarify on page F-22 that except for goodwill you do not have any other indefinite-lived intangible assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
     Alan Klein, Esq.
     Judith Reinsdorf, Esq.